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                              October 26, 2020

       Christopher Caldwell
       Chief Executive Officer
       Concentrix Corp
       44111 Nobel Drive
       Fremont, CA 94538

                                                        Re: Concentrix Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Filed on October
13, 2020
                                                            File No. 001-39494

       Dear Mr. Caldwell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 filed October 13,
2020

       Risk Factors, page 18

   1. We note that your forum selection provision in your bylaws identifies the Court of
                                                        Chancery of the State
of Delaware as the exclusive forum for certain litigation, including any "derivative
action." Please revise your registration statement to clearly describe any risks or other impacts
on investors. Risks may include, but are not limited to, increased costs to bring a claim
and that these provisions can discourage claims or limit investors'
                                                        ability to bring a
claim in a judicial forum that they find favorable. Also disclose whether the provision applies
to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or
 Christopher Caldwell
Concentrix Corp
October 26, 2020
Page 2
      liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Adam Phippen at (202) 551-3336 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Caldwell
                                                             Division of
Corporation Finance
Comapany NameConcentrix Corp
                                                             Office of Trade &
Services
October 26, 2020 Page 2
cc:       Allison Leopold Tilley, Esq.
FirstName LastName